SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2013

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Summary of 2013 1Q Business Report

On May 15, 2013, Shinhan Financial Group (“SFG”) filed its 2013 1Q Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

Company History in 2009 through 2013

•	Jan. 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	Jun. 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Bank Vietnam became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG

•	Jun. 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	Jun. 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank.

•	Dec. 2011 : Shinhan Savings Bank became a subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

•

April. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity.

Principal Subsidiaries under Korean Law (as of March 31, 2013)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Yehanbyoul Savings Bank	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity Investment Management	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings.

Indirect subsidiaries held through direct subsidiaries (as of March 31, 2013)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam	100.0%
Shinhan Investment Corp.	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Europe Ltd.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. 1)	8.5%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Private Equity Investment Management	Shinhan NPS Private Equity Fund 1st	5.0	% 2)
	Shinhan Private Equity Fund 2nd	2.2	% 3)
	Shinhan-Stonebridge Petro Private Equity Fund	0.6	% 4)

1)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
3)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
4)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of March 31, 2013)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	11,100,000

Total	485,299,587

2. Business Results

Operation Results	(KRW billion)

	FY2013 (Jan. 1 ~ Mar. 31)	FY2012 (Jan. 1 ~ Dec. 31)	FY2011 (Jan. 1 ~ Dec. 31)
Operating income	667.7	3,194.0	4,172.4
Equity in income(loss) of associates	2.1	27.5	57.8
Non-Operating Income(loss)	11.8	11.5	(37.6)
Earnings before income tax	681.6	3,233.0	4,192.6
Income taxes	158.6	738.9	920.0
Consolidated net income	523.0	2,494.1	3,272.6
Net income in majority interest	481.3	2,322.7	3,100.0
Net income in minority interest	41.7	171.4	172.6

Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY2013				FY2012				FY2011
		Jan. 1 ~ Mar. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	173,465.3	56.46	1,054.7	2.43	168,233.4	56.45	4,515.0	2.68	156,280.5	55.28	4,181.0	2.68
	Borrowings	12,819.8	4.17	58.8	1.83	14,027.8	4.71	271.9	1.94	14,037.4	4.97	259.2	1.85
	Debentures	38,688.9	12.59	390.3	4.04	39,765.1	13.34	1,740.2	4.38	40,017.2	14.16	1,942.9	4.86
	Other Liabilities	53,622.3	17.45	—	—	48,172.5	16.16	—	—	44,174.6	15.63	—	—

	Total Liabilities	278,596.3	90.67	—	—	270,198.8	90.66	—	—	254,509.7	90.03	—	—

	Total Stockholder’s Equity	28,659.0	9.33	—	—	27,843.7	9.34	—	—	28,184.6	9.97	—	—

	Total Liabilities & SE	307,255.3	100.00	—	—	298,042.5	100.00	—	—	282,694.3	100.00	—	—

Use	Currency & Due from Banks	15,542.8	5.06	53.7	1.38	15,956.9	5.35	242.4	1.52	14,396.1	5.09	248.6	1.73
	Loans	200,252.6	65.17	2,582.5	5.16	195,495.2	65.59	11,273.2	5.77	186,828.2	66.09	11,265.3	6.03
	Loans in KRW	154,630.5	50.33	1,901.2	4.92	150,164.5	50.38	8,298.7	5.53	143,097.0	50.62	8,281.2	5.79
	Loans in Foreign Currency	10,139.1	3.30	96.1	3.79	10,347.1	3.47	439.1	4.24	9,510.8	3.36	379.1	3.99
	Credit Card Accounts	17,525.8	5.70	436.4	9.96	17,507.8	5.87	1,834.0	10.48	17,740.2	6.28	1,887.5	10.64
	Others	17,957.2	5.84	148.7	3.31	17,475.7	5.86	701.5	4.01	16,480.2	5.83	717.5	4.35
	AFS Financial Assets	30,542.6	9.94	260.3	3.41	30,198.0	10.13	1,152.3	3.82	25,588.5	9.05	1,025.9	4.01
	HTM Financial Assets	11,491.6	3.74	135.3	4.71	11,790.4	3.96	594.6	5.04	12,307.7	4.35	642.9	5.22
	Other Assets	49,425.7	16.09	—	—	44,602.1	14.97	—	—	43,573.8	15.41	—	—

	Total Assets	307,255.3	100.00	—	—	298,042.5	100.00	—	—	282,694.3	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

The main serial financial figures and indices for Mar. 31, 2013 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)	(KRW billion)

	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Aggregate Amount of Equity Capital (A)	24,893.2	25,075.7	22,315.4
Risk-Weighted Assets (B)	196,365.5	201,184.4	195,579.4
BIS Ratio (A/B) 1)	12.68%	12.46%	11.41%

1)	Based on Basel I.

Capital Adequacy Ratios (Subsidiaries)	(%)

Subsidiary	Capital Adequacy Ratio	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Shinhan Bank	BIS Capital Adequacy Ratio	15.55	15.83	15.26
Jeju Bank	BIS Capital Adequacy Ratio	15.55	15.89	13.27
Shinhan Card	Adjusted Equity Capital Ratio	27.83	27.43	25.81
Shinhan Investment Corp.	Net Capital Ratio	589.61	666.34	700.78
Shinhan Life Insurance	Risk Based Capital Ratio	275.63	287.70	324.02
Shinhan BNPP AM	Net Capital Ratio	612.69	583.21	599.73
Shinhan Capital	Adjusted Equity Capital Ratio	15.11	14.98	14.90
Shinhan Savings Bank	BIS Capital Adequacy Ratio	13.79	15.20	n/a
Yehanbyoul Savings Bank	BIS Capital Adequacy Ratio	12.07	n/a	n/a

•

The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel II FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

•	Basel II TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

•	Basel I was applied in calculating Shinhan Savings Bank and Yehanbyoul Savings Bank’s BIS Capital Adequacy Ratio.

•

The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•

Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation and Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

2) Liquidity

Won Liquidity Ratio	(KRW billion, %)

Company	Mar. 31, 2013			Dec. 31, 2012			Dec. 31, 2011
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	904.1	710.1	127.3	189.1	93.4	202.6	4,225.5	3,911.2	108.0
Shinhan Bank	62,621.4	43,649.1	143.5	56,506.3	41,131.1	137.4	56,609.5	46,635.4	121.4
Shinhan Card	14,657.3	3,277.8	447.2	15,472.3	3,420.9	452.3	15,417.2	3,417.5	451.1
Shinhan Investment Corp.	11,482.1	7,959.1	144.3	9,358.8	6,725.4	139.2	6,161.4	5,036.5	122.3
Shinhan Life Insurance	1,822.2	392.0	464.8	969.1	377.2	256.9	843.5	341.5	247.0
Shinhan Capital	565.8	259.4	218.1	587.5	161.3	364.1	519.0	147.9	350.8
Jeju Bank	1,020.1	581.4	175.5	9,984.0	6,511.8	153.3	982.2	686.2	143.1
Shinhan Savings Bank	204.6	128.0	159.9	299.4	151.8	197.3	—	—	—
Yehanbyoul Savings Bank	657.0	336.5	195.2	—	—	—	—	—	—

1)	Shinhan Financial Group, Shinhan Bank, Jeju Bank: Due within 1 month
2)	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments)*100
3)	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, Shinhan Savings Bank, Yehanbyoul Savings Bank: Due within 3 months
4)	Shinhan Financial Group figures are separate basis.

Foreign Currency (FC) Liquidity Ratio	(KRW billion, %)

Company	Mar. 31, 2013			Dec. 31, 2012			Dec. 31, 2011
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	26,935.0	21,354.7	126.1	25,501.1	20,005.1	127.5	25,887.9	22,254.2	116.3
Shinhan Investment Corp.	644.9	610.1	105.7	482.9	446.8	108.1	23.3	23.5	99.0
Shinhan Capital	70.7	16.2	437.3	108.1	71.4	151.4	51.5	21.9	235.7
Jeju Bank	1.1	0.5	214.6	11.4	6.1	186.8	15.4	9.4	164.3

1)	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months
2)	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS
3)	Shinhan Financial Group figures are separate basis.

3) Asset Quality

SFG Consolidated Basis	(KRW billion, %)

	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Total Loans	203,629.6	203,155.4	201,245.9

Substandard & Below	2,894.6	2,718.9	2,587.1
Substandard & Below Ratio	1.42	1.34	1.29
Non-Performing Loans	2,284.9	2,173.3	1,903.5
NPL Ratio	1.12	1.07	0.95
Substandard & Below Coverage Ratio	169.26	169.06	162.19
Loan Loss Allowance 1)	4,899.4	4,596.5	4,196.0
Substandard & Below Loans	2,894.6	2,718.9	2,587.1

1)	Including reserve for credit losses.

Separate Basis	(%)

	Mar. 31, 2013			Dec. 31, 2012			Dec. 31, 2011
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	1.18	1.00	169.31	1.08	0.87	170.55	1.09	0.82	166.11
Shinhan Card	2.26	1.70	243.80	2.14	1.64	248.83	1.69	1.26	236.08
Shinhan Investment Corp.	14.15	14.15	75.55	11.17	11.18	77.61	16.97	16.92	71.46
Shinhan Life Insurance	0.26	0.25	381.74	0.50	0.26	361.33	0.45	0.23	280.64
Shinhan Capital	2.26	1.60	134.51	2.98	1.91	95.84	2.79	1.31	82.85
Jeju Bank	2.15	2.07	83.81	1.49	1.47	102.90	1.62	1.03	93.73
Shinhan Savings Bank	27.04	27.04	49.85	31.71	31.71	38.30	—	—	—
Yehanbyoul Savings Bank	13.56	13.56	87.69	—	—	—	—	—	—

1)	Including reserve for credit losses.

4) Write-Offs & Provision for Credit Losses

<SFG Consolidated Basis>

(KRW billion)

	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Allowance for loan losses	3,088.7	2,893.0	2,729.1
Allowance for acceptances and guarantees	77.0	77.8	85.8
Allowance for unused loan commitments	408.9	415.4	444.8
Other allowance	245.9	253.6	339.0

Total allowance	3,820.5	3,639.8	3,598.7

Write-offs	211.5	1,417.2	1,382.1

<Shinhan Bank>

(KRW billion)

	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Allowance for loan losses	1,812.6	1,649.0	1,580.9
Allowance for acceptances and guarantees	133.7	112.8	109.5
Allowance for unused loan commitments	74.3	78.1	85.2
Other allowance	166.2	168.8	256.2

Total allowance	2,186.8	2,008.7	2,031.8

Write-offs	52.8	695.6	811.8

<Shinhan Card>

(KRW billion)

	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Allowance for loan losses	779.5	777.4	706.2
Allowance for acceptances and guarantees	—	—	—
Allowance for unused loan commitments	326.0	328.5	345.3
Other allowance	60.8	46.7	50.6

Total allowance	1,166.3	1,152.6	1,102.1

Write-offs	146.5	511.6	451.5

5) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)	(KRW billion)

	Mar. 31, 2013	Dec. 31, 2012	Dec. 31, 2011 1)
Debt	7,816.5	7,546.0	11,413.4
Equity	20,067.5	19,666.9	19,430.8
Debt to Equity Ratio	38.95%	38.37%	58.74%

1)	Upon the resolution of Board of Directors to redeem Series 10 redeemable preferred shares and Series 11 convertible redeemable preferred shares held on December 15, 2011, KRW 3.75 trillion capital decrease and liability increase reflected on Debt to Equity Ratio.

Twenty Largest Exposures by Borrower

(KRW billion)

As of Mar. 31, 2013 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	—	—	7,516	—	—	7,516
Bank of Korea	3,190	—	3,638	—	—	6,828
Industrial Bank of Korea	582	22	2,968	—	—	3,572
Hyundai Heavy Industries Co., Ltd.	8	188	318	2,814	—	3,328
Korea Development Bank	12	50	2,947	—	—	3,009
Korea Finance Corporation	—	—	2,676	—	—	2,676
Korea Deposit Insurance Corporation	—	—	2,534	—	—	2,534
Korea Land & Housing Corporation	—	—	1,730	—	—	1,730
Samsung Heavy Industries Co., Ltd.	—	48	42	1,549	—	1,638
Woori Bank	97	28	1,279	3	—	1,407
Korea Securities Finance Corporation	31	—	1,329	—	—	1,360
POSCO	1	76	826	36	—	940
Nonghyup Bank	94	—	805	11	—	910
Songdo Cosmopolitan City Development Inc.	848	—	47	—	—	895
KEPCO	—	—	878	8	—	886
Hana Bank	32	69	783	—	—	884
Samsung C&T Corporation	—	74	496	269	—	839
Korea Housing-Finance Corporation	—	—	807	—	—	807
Korea EximBank	—	—	798	—	—	798
LG Electronics	505	11	23	219	—	758

Total	5,401	566	32,442	4,907	—	43,316

Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups	(KRW billion)

As of Mar. 31, 2013 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Heavy Industries	111	337	349	3,742	0	4,539
Samsung	320	702	1,134	2,229	0	4,386
Hyundai Motors	1,418	1,314	619	360	0	3,711
SK	507	791	953	839	0	3,091
LG	1,615	277	230	286	0	2,409
POSCO	135	365	956	286	0	1,742
Lotte	447	79	476	195	1	1,199
LS	173	337	114	347	0	971
Hyosung	252	442	16	202	0	912
GS	304	148	101	316	0	868

Total	5,283	4,793	4,948	8,803	2	23,828

Some of the totals may not sum due to rounding

Loan and due from banks Concentration by Industry

(KRW billion)

As of Mar. 31, 2013 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	56,491	20.7%
Manufacturing	35,244	12.9%
Retail and wholesale	12,663	4.6%
Real Estate, leasing and service	20,245	7.4%
Construction	4,770	1.8%
Hotel and leisure	4,484	1.6%
Others	40,536	14.9%
Consumers	98,040	36.0%

Total	272,473	100%

*	Including deposits, loans, and securities

Top Twenty Non-Performing Loans

(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Allowance for Loan Losses
A	Development and Subdividing of Residential Buildings	116	26
B	Apartment Building Construction	54	54
C	Office and Commercial Building Construction	43	36
D	Building of Steel Ships	43	19
E	Manufacture of Machinery for Other Textiles, Apparel and Leather Processing	42	41
F	Development and Subdividing of Residential Buildings	37	3
G	Renting of Non-Residential Buildings	32	2
H	Development and Subdividing of Residential Buildings	30	21
I	Manufacture of Other Paper and Paperboard	30	10
J	Other Civil Engineering Construction	29	24
K	Development and Subdividing of Residential Buildings	27	8
L	Manufacture of Synthetic Resin and Other Plastic Materials	25	3
M	Renting of Non-Residential Buildings	24	2
N	Renting of Non-Residential Buildings	23	10
O	Manufacture of Tires and Tubes	23	23
P	Development and Subdividing of Residential Buildings	23	18
Q	Building of Steel Ships	22	2
R	Manufacture of Sections for Ships	22	—
S	Apartment Building Construction	22	9
T	Development and Subdividing of Residential Buildings	21	15

Total		688	325

1)	Consolidated basis as of Mar. 31, 2013.
2)	Non-Performing Loans are defined as loans past due longer than 90 days.
3)	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	1Q 2013	FY 2012	FY 2011
Audit Opinion	-	Unqualified	Unqualified

*	For the first quarter of 2013, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)		Details	Working hours
2013	KPMG Samjong Accounting Corp.	508 (annualized basis	)	Review/Audit of Financial Statements	1,230 hours 2)
	KPMG Samjong Accounting Corp.	140		K-IFRS Report Package Audit for Shinhan Savings Bank	510 hours 2)
2012	KPMG Samjong Accounting Corp.	498		Review/Audit of Financial Statements	6,380 hours
	KPMG Samjong Accounting Corp.	35		K-IFRS Report Package Audit for Shinhan Savings Bank	372 hours
	KPMG Samjong Accounting Corp.	70		Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2012	690 hours
2011	KPMG Samjong Accounting Corp.	487		Review/Audit of Financial Statements	9,016 hours

1)	Excluding value-added taxes.
2)	As of March 31, 2013.

* In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we paid KRW1,304 million (Excluding value-added taxes) for FY2012

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Directors

Name	Month and Year of Birth	Position	Service Term
Dong Woo Han	Nov. 1948	• Chairman of Shinhan Financial Group • Board Steering Committee Member • Corporate Governance & CEO Recommendation Committee Member	3 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

9 outside directors were appointed as board of directors at the 12th Annual General Meeting of Shareholders on March 28, 2013, of which 8 directors renewed their terms and 1 director newly appointed.

Our non-executive directors are as follows:

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term

Jin Won Suh	April 1951	X	-	4 years starting from March 23, 2011

Taeeun Kwon	January 1941	O	Audit Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 23, 2011

Kee Young Kim	October 1937	O	Board Steering Committee member Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 23, 2011

Seok Won Kim	April 1947	O	Board Steering Committee member Audit Committee member	3 years starting from March 23, 2011

Hoon Namkoong	June 1947	O	Chairman of Board of Directors Risk Management Committee member Compensation Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 23, 2011

Boo In Ko	December 1941	O	Board Steering Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 28, 2013

Sang-Kyeong Lee	September 1945	O	Audit Committee member Compensation Committee Chair	2 years starting from March 29, 2012

Ke Sop Yun	May 1945	O	Audit Committee Chair Compensation Committee member	5 years starting from March 17, 2009

Jung Il Lee	August 1952	O	Compensation Committee member	3 years starting from March 23, 2011

Haruki Hirakawa	November 1964	O	Board Steering Committee member	3 years starting from March 23, 2011

Philippe Aguignier	September 1957	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	4 years starting from March 24, 2010

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	In charge of

Buhmsoo Choi	Aug. 1956	Deputy President	• Strategic Planning Team • Global Business Strategy Team • Shinhan FSB Research Institute

Sung Ho Wi	June 1958	Deputy President	• Wealth Management Planning Office

Dong Hwan Lee	Sep. 1959	Deputy President	• Corporate & Investment Banking Planning Office

Jae-Gwang Soh	Aug. 1961	Deputy President	• Synergy Management Team • Information & Technology Planning Team • Smart Finance Team • Audit Team

Jung Kee Min	Mar. 1959	Deputy President & Chief Financial Officer	• Finance Management Team • Investor Relations Team • HR Team

Sin Gee Lee	July 1956	Deputy President	• Public Relations Team • CSR & Culture Management Team • General Affairs Team

Bo Hyuk Yim	Mar. 1961	Managing Director	• Risk Management Team

Woo Gyun Park	Mar. 1959	Managing Director	• Compliance Team

Byung chul Lim	Jan. 1964	Managing Director	• Shinhan FSB Research Institute

Stock Options	(As of April 30, 2013)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	2,617,517	480,300	108,356	38,829
Granted in 2007	1,231,169	0	205,313	1,025,856	54,560
Granted in 2008	805,174	0	185,396	619,778	49,053

Total	7,862,847	4,884,159	1,122,309	1,856,379	—

Note	1)	The weighted-average exercise price of outstanding exercisable options as of April 30, 2013 is KRW 50,339
	2)	The closing price of our common stock was KRW 38,100 on April 30, 2013.

Employees	(As of Mar. 31, 2013)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2013 (KRW million)	Average Payment per person (KRW million)
Male	127	2 yrs 5 mths	5,136	40
Female	28	3 yrs 7 mths	604	22

Total	155	2 yrs 7 mths	5,739	37

Note)	Average length of service including service within group subsidiaries as of Mar. 31, 2013 is Male 12 yrs 9 mths and Female 7yrs 3 mths, whereas total average is 11yrs 9mths.

5. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders 1) of Shinhan Financial Group as of Mar. 31, 2013

Name	No. of Common Shares owned	Ownership%
National Pension Service	34,506,886	7.28%
BNP Paribas	30,106,276	6.35%

1)	Shareholders who own beneficial ownership of 5% or more(common share basis).
2)	In addition to the common share holdings, National Pension Service holds a total of 2,000,000 shares of Shinhan Financial Group’s series 12 non-voting redeemable preferred stock as of Mar. 31, 2013.

Share ownership of Employee Stock Ownership Association

Beginning Balance (Jan. 1, 2013)	Increase	Decrease	Ending Balance (Mar. 31, 2013)	Ownership% 1) (Mar. 31, 2013)
18,787,067	671,249	718,627	18,739,689	3.95%

1)	Common share basis.

Common Share Traded on the Korea Exchange	(KRW, number of shares)

		Oct. 2012	Nov. 2012	Dec. 2012	Jan. 2013	Feb. 2013	Mar. 2013	Apr. 2013
Price per share	High	38,700	38,000	38,950	42,150	42,650	42,650	40,600
	Low	36,750	33,550	34,100	38,900	39,200	37,650	37,250
	Avg.	37,652	35,355	37,017	40,302	40,884	40,423	39,036
Trading Volume		16,965,939	20,246,247	21,836,849	22,521,117	19,289,381	24,282,510	19,273,274
Highest Daily Trading Volume		1,531,700	1,711,287	2,242,260	1,982,508	2,245,654	2,312,600	1,551,531
Lowest Daily Trading Volume		396,731	461,578	587,830	499,305	568,054	518,345	467,707

American Depositary Receipts traded on the New York Stock Exchange	(USD, number of shares)

		Oct. 2012	Nov. 2012	Dec. 2012	Jan. 2013	Feb. 2013	Mar. 2013	Apr. 2013
Price per share	High	34.97	34.84	36.64	39.01	38.86	39.32	36.26
	Low	33.07	31.25	31.42	37.02	35.89	33.60	32.73
	Avg.	33.95	32.59	34.44	37.84	37.40	36.63	34.42
Trading Volume		974,446	1,073,368	1,251,615	1,595,732	1,294,323	1,770,037	2,039,053
Highest Daily Trading Volume		87,800	145,651	211,507	263,937	143,978	207,959	391,395
Lowest Daily Trading Volume		11,364	26,591	22,122	23,475	37,682	32,386	37,164

1)	Shinhan Financial Group changed the ratio on its American Depositary Receipts (ADRs) from one (1) ADR representing two (2) common shares to one (1) ADR representing one (1) common share effective October 15, 2012.
2)	Figures for October 2012 reflect the changed ratio(1:1).

6. Related Party Transactions

Loans to Subsidiaries	(KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2013)	Decrease	Increase	Ending Balance (Mar. 31, 2013)
Shinhan Investment Corp.	Loans in KRW	2012-01-30	2017-01-30	4.11%	100.0	—	—	100.0
	Loans in KRW	2012-06-28	2017-06-28	3.84%	100.0	—	—	100.0
Shinhan Card	Loans in KRW	2010-10-29	2015-10-29	4.37%	100.0	—	—	100.0
	Loans in KRW	2011-01-28	2016-01-28	4.91%	100.0	—	—	100.0
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250.0	—	—	250.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100.0	—	—	100.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	150.0	—	—	150.0
Shinhan Capital	Loans in KRW	2008-01-23	2013-01-23	6.60%	50.0	50.0	—	0
	Loans in KRW	2010-09-28	2013-09-28	4.12%	100.0	—	—	100.0
	Loans in KRW	2011-01-28	2014-01-28	4.53%	50.0	—	—	50.0
	Loans in KRW	2011-04-29	2016-04-29	4.65%	100.0	—	—	100.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50.0	—	—	50.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	50.0	—	—	50.0
	Loans in KRW	2012-12-14	2017-12-14	3.33%	50.0	—	—	50.0
	Loans in KRW	2013-01-18	2018-01-18	3.18%	0	—	50.0	50.0
Shinhan PE Investment Management	Loans in KRW	2012-08-10	2013-08-09	4.09%	5.0	—	—	5.0
	Loans in KRW	2012-11-27	2013-11-27	3.07%	5.0	—	—	5.0

Total					1,360.0	50.0	50.0	1,360.0

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2013

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Jung Kee Min

Name: Jung Kee Min

Title: Chief Financial Officer

Date: May 15, 2013